Exhibit 99.1

Inspira™ Technologies Signs Strategic Agreement to Enter Gulf States with Glo-Med for Deployment of 531 INSPIRA™ ART Devices

The agreement to potentially provide Inspira Technologies with $32.6 million over a 5-year period, subject to regulatory approvals

RA’ANANA, Israel, January 30, 2024 – Inspira Technologies OXY B.H.N Ltd. (Nasdaq: IINN) (Nasdaq: IINNW) (the “Company” or “Inspira Technologies”), a pioneer in life support technology with a vision to supersede traditional mechanical ventilators, today announced its summary distribution agreement (the “Agreement”) with Glo-Med Networks, Inc. (“Glo-Med”), a U.S. company with a regional office in Jeddah, Saudi Arabia. Under the Agreement, Glo-Med shall be designated as the Company’s distributor in Saudi Arabia, United Arab Emirates and Bahrain (the “Territory”). We believe that Saudi Arabia’s dual strategy to invest $65 billion and further privatize its healthcare sector, or Vision 2030, signals that the Territory is a burgeoning market for medical innovation. The summary distribution agreement will be followed by a more comprehensive agreement.

Under the Agreement, Glo-Med shall undertake the role of Territory wholesale distributor, involving the promotion, marketing and sale of the INSPIRA™ ART500 Device, the INSPIRA ART500 Disposable Kit, the INSPIRA™ ART100 Device and the INSPIRA ART100 Disposable Kit (the “Devices”), to approved customers in the Territory.

Glo-Med shall be the exclusive Territory distributor of the Devices provided that it meets the minimum purchase targets amounting to 531 INSPIRA™ ART devices and 8,794 disposable units from when the relevant regulatory approvals for the Devices in the Territory are granted.

Joe Hayon, Inspira Technologies’ Co-Founder and President, stated: “This potential expansion into the Gulf states is pivotal for us as we strive to globally distribute our technology for the betterment of patient care.”

Matus Knoblich, CEO of Glo-Med, commented: “This agreement is a significant step for us in broadening our range of innovative products to be offered in the healthcare market through our local network of leading distributors in the Territory.”

About Glo-Med Networks, Inc.

Glo-Med, known for delivering unique healthcare solutions, collaborates with top medical device and biomedical companies worldwide to meet the growing demand for innovative medical devices and related products in domestic and international markets. Glo-Med maintains extensive access to next-generation medical products globally via long-term partnerships and relationships with medical providers and through its sister company focused on medical device servicing with a focus on hospital beds and medical mattresses, Med-Stat Consulting Services, Inc. (est. 2003). Along with the largest and most prominent healthcare organizations in New York and Florida as clients, Glo-Med has offices and partner companies in the U.S., Latin America, Europe, the Middle East, and Africa, providing extensive access to the global medical network.

For more information, please visit the corporate website: www.glomednet.com

About Inspira Technologies OXY B.H.N Ltd.

Inspira Technologies is leading the way in preventing the need for traditional mechanical ventilation and associated medical complications and risks. Targeting to transform life-support care, its innovative solutions are paving the way for direct blood oxygenation, while bypassing the lungs. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven real-time blood monitoring systems. These advancements are part of its strategy to offer patient monitoring and data-based insights to potentially enhance treatment and streamline hospital operations, marking a new era in life support care. For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains expressed or implied forward-looking statements under US federal securities laws. These forward-looking statements and their implications are based only on the current expectations of the management of the Company. They are subject to several factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements. For example, the Company uses forward-looking statements when it discusses the potential revenue stream deriving from the Agreement, contingent terms and trigger conditions in the Agreement, the prospective regulatory approvals for the Devices, that the Company’s potential expansion into the Gulf states is pivotal and that the Agreement is a significant step in broadening the range of innovative products to be offered through the leading distributors in the Territory. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

Copyright © 2018-2024 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

MRK-ARS-083